UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated January 6, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: January 6, 2016

Exhibit 99.1

Contact: Acorn International, Inc. Mr. Sam Patterson Phone: +86-21-51518888 Email: sam@chinadrtv.com www.chinadrtv.com	Compass Investor Relations Ms. Elaine Ketchmere, CFA Phone: +1-310-528-3031 Email: Eketchmere@compass-ir.com www.compassinvestorrelations.com

Acorn International Regains Compliance with NYSE Continued Listing Standard for Minimum Share Price

SHANGHAI, China, January 6, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that it has regained compliance with the minimum share price standard required by the New York Stock Exchange (“NYSE”) for continued listing of the Company’s American depositary shares (“ADS”) (each representing twenty of Acorn’s ordinary shares).

As previously disclosed, the NYSE notified the Company on September 15, 2015 that it was not in compliance with the NYSE’s continued listing standard because the average closing price of the ADSs had been below US$1.00 over a consecutive 30-trading-day period.

On January 5, 2016, the NYSE notified Acorn that it had cured its non-compliance with the NYSE’s minimum share price standard and regained compliance with the NYSE’s continuing listing standards by virtue of the fact that the average closing price of the ADSs for the 30-trading days ended December 31, 2015 was above US$1. The ADSs will continue to be traded on the NYSE, subject to Acorn’s continued compliance with all applicable NYSE requirements.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties.

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